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                                                                      Exhibit 11


                    ARTICLE VIII OF THE AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION OF
                        ASCENT ENTERTAINMENT GROUP, INC.

         No Director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (c) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director received an improper personal benefit.